EXHIBIT 8.3

FELDMAN FINANCIAL ADVISORS, INC.
1725 K Street, NW - Suite 205 Washington, DC 20006 202-467-6862 - (Fax) 202-467-6963

March 23, 2005

Board of Directors
Heritage Financial Group
310 West Oglethorpe Boulevard
Albany, Georgia 31701

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Heritage Financial Group (the "Company") and HeritageBank of the South (the "Bank"), pursuant to the Stock Issuance Plan (the "Plan") adopted by the Board of Directors of the Company, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Company will offer 30 percent of its outstanding shares of common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock which remain unsubscribed for in the subscription offering will be offered by the Company for sale in a community offering to certain members of the general public. The remaining 70 percent of the Companys outstanding shares of common stock that will not be sold in the subscription and community offerings will be owned by Heritage, MHC.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

/s/ Feldman Financial Advisors, Inc.

FELDMAN FINANCIAL ADVISORS, INC.